Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

September 9, 2022

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Kyle Wiley

Re:	The NFT Gaming Company, Inc.
Amendment No. 4 to Draft Registration Statement on Form S-1
Submitted August 19, 2022
CIK No. 0001895618

Dear Mr. Wiley:

This letter sets forth the responses of The NFT Gaming Company, Inc., a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 1, 2022 concerning the Company’s Draft Registration Statement on Form S-1 (File No. [ ]) filed with the Commission on August 19, 2022 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 4 to the Company’s Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which is being filed herewith.

Amendment No. 4 Draft Registration Statement on Form S-1

Dilution, page 38

1.	Correct the amount of historical net tangible book value and net tangible book value per share as of June 30, 2022. We note the reported net tangible book value amount of $1,799,067 exceeds total assets as of June 30, 2022.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 5. Please see page 38.

Management’s Discussion and Analysis

Results of Operations for the three and six months ended June 30, 2022, page 42

2.	In accordance with Item 303(c) of Regulation S-K, please discuss changes in each of the operating expense line-items for the six months ended June 30, 2022. Also, in light of your Plan of Operations discussed at page 48, address known trends, events, and uncertainties regarding your research and development fees.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 5 to include a discussion of each operating expense line-item for the six months ended June 30, 2022 and to address known trends, events, and uncertainties regarding our research and development fees. Please see pages 42-44.

Financial Statements

Condensed Statements of Operations, page F-12

3.	Revise your income statement presentation to classify expenses according to their function. For example, it appears the amounts reported as compensation and related benefits should be allocated to the functional line items “general and administrative expenses” and “research and development.”

Response:	The Company acknowledges the Staff’s comment and has revised our Condensed Statement of Operations to present the expenses by function which has resulted in the elimination of the income statement line items “compensation and related benefits” and “professional fees” which have been reflected in their functional nature general and administrative expenses. Please see page F-12.

Note 2. Summary of Significant Accounting Policies

Capitalized Software Costs, page F-17

4.	It appears from the disclosures on page 48 that you have completed the development of three games and have up to four more games in early production. In light of the material expenditures of research and development costs reported for the six months ended June 30, 2022, explain for us how you applied your accounting policy for capitalization of software and determined that no such costs were capitalizable as of June 30, 2022.

Response:	The Company acknowledges the Staff’s comment and while we have developed three games we hope to bring to market, the platform to operate the games is still under development, therefore, we relied upon guidance from ASC 350-40-25-1 and ASC 730-10-25-2 and have reflected costs incurred related to the development of these games as research and development expenses as the games have no alternative use.

5.	Tell us, and disclose if material, whether you are currently developing NFT’s. Tell us how you plan to account for NFT assets and NFT transactions. In your response, please refer to all pertinent accounting literature you expect to rely upon.

Response:	The Company acknowledges the Staff’s comment and plans to sell its NFTs via its smart contract that generates NFTs at the time of purchase by a buyer. We don’t anticipate holding any NFT assets that would result in inventory being reflected on balance sheet. Please refer to our revenue recognition policy disclosed in our interim and year-end financial statements for our policy related to revenues generated from the sale of NFTs.

General

6.	Please revise your Selling Stockholder table on page Alt-1 to disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares held by the entities named in the table.

Response:	The Company acknowledges the Staff’s comment and has revised Amendment No. 5. Please see pages Alt-1 and Alt-2.

If you have any questions relating to any of the foregoing, please contact Richard Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031.

Sincerely,

The NFT Gaming Company, Inc.

/s/ Vadim Mats
By:	Vadim Mats
Title:	Chief Executive Officer